Exhibit 21.1
Subsidiaries of Chewy, Inc.

Name of Subsidiary	Jurisdiction of Organization

American Journey, LLC	Delaware
Dania Pet Goods, LLC	Delaware
Dr. Lyons, LLC	Delaware
Paw & Parcel Food Co, LLC	Delaware
Tiny Tiger, LLC	Delaware
Tylee’s, LLC	Delaware
Chewy Pharmacy, LLC	Delaware
Chewy Wholesale, LLC	Delaware
Onguard Pet Products, LLC	Delaware
Chewy Promotions LLC	Florida